Exhibit 3.1
STATE OF DELAWARE
CERTIFICATE OF CHANGE OF REGISTERED AGENT
AND/OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.    The name of the corporation is Etsy, Inc.

2.    The Registered Office of the corporation in the State of Delaware is changed to 1521 Concord Pike, Suite 201, in the City of Wilmington, County of New Castle Zip Code 19803. The name of the Registered Agent as such address upon whom process against this Corporation may be served is United Agent Group Inc.

3.    The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By: /s/ Lynn Horwitz
Authorized Officer

Name: Lynn Horwitz
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